Exhibit 99.1



Alcon Withdraws European Application for RETAANE® Suspension

FORT WORTH, Texas – March 3, 2006 – Alcon, Inc. (NYSE:ACL) announced the withdrawal of its European marketing authorization application (MAA) for RETAANE® 30mg/ml (anecortave acetate suspension for depot injection) from The European Medicines Agency (EMEA) review process. The company chose to withdraw the application after being informed by EMEA that it would have to provide additional clinical data from existing and/or new clinical trials to support approval. The U.S. Food and Drug Administration (FDA) also recently advised the company that additional clinical data will be required for U.S. approval.

The company said it is revising its clinical strategy and plans to continue developing RETAANE® suspension for wet AMD in the United States, Europe and key markets around the world. The company said it would provide a timeframe for resubmission or amendment after it finalizes the revised clinical development strategy.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of almost $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to achieving approval of RETAANE® suspension in the US and EU and then effectively marketing it. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may not gain final approval of RETAANE® suspension or approval may take longer than we expect; we may face significant competition from other medicines that treat AMD; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
investor.relations@alconlabs.com

www.alconinc.com